[Letterhead of
CRAVATH, SWAINE & MOORE LLP
New York Office]
(212) 474-1293
December 5, 2005
Placer Dome Inc.
Schedule TO-T Filed by Barrick Gold Corporation on November 10, 2005
SEC File No. 005-52643
Dear Ms. Murphy:
          On behalf of Barrick Gold Corporation (the “Offeror” or “Barrick”), a corporation organized under the laws of the Province of Ontario, set forth below are the responses of Barrick to comments of the staff of the Division of Corporation Finance (the “Staff”) regarding its filing referenced above, which you delivered in a letter dated November 22, 2005 (the “Comment Letter”). We will separately respond to your letter dated December 2, 2005. In order to address certain of your comments, we are filing an amended Schedule TO (the “Amended Schedule TO”).
          As an initial matter, the Staff may recall that we initiated discussions with the Staff regarding the appropriate time to measure “actual knowledge” of the level of U.S. ownership of subject securities in a tender offer for purposes of evaluating which U.S.-Canadian Multi-Jurisdictional Disclosure System (“MJDS”) was available and appropriate for use in connection with our proposed offer for the shares of Placer Dome. In particular, whether “actual knowledge” is measured on the date of announcement of intention to make an offer or the date of commencement of the offer. That discussion was prompted by a letter sent on November 2, 2005 from Placer Dome’s lawyer, Osler, Hoskin & Harcourt LLP (the “November 2, 2005 Letter”) and a November 2, 2005 press release issued by Placer Dome (the “November 2, 2005 Press Release”), whereby Placer Dome informed Barrick and investors worldwide, respectively, that it did not believe that Barrick was eligible to use Schedule 14D1-F and the related MJDS provisions because the presumption described in the notes to Rule 14d-1(b) was not available with respect to Barrick’s proposed offer.
          The November 2, 2005 Letter stated:
          "[Barrick’s] statement appears to indicate an intention on Barrick’s part to rely on the exemption from the U.S. tender offer and exchange offer rules provided by

Rule 14d-l(b) under the Securities Exchange Act of 1934, as amended (“Rule 14d-l(b)”) and the related provisions of the Multijurisdictional Disclosure System (“MJDS”). Please be advised that published trading data in respect of the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”) for the last 12 months indicate that trading volumes of Placer Dome’s shares on the NYSE have exceeded reported volumes of trading on the TSX during that period. Accordingly, we are advised that the presumption described in the notes to Rule 14d-l(b) is not available with respect to the proposed exchange offer. In addition, according to Placer Dome’s transfer agent, CIBC Mellon Trust Company, as of June 30, 2005 and September 30, 2005, U.S. holders (as determined under applicable U.S. law) held in excess of 40% of Placer Dome’s outstanding common shares...Accordingly, we are advised that neither Form F-8 nor the exemption from the U.S. tender/exchange offer rules provided under Rule 14d-l(b) and related MJDS provisions are available for the proposed Barrick take-over bid, and we accordingly fully expect that any take-over bid will be effected in compliance with all applicable U.S. securities laws, including the tender/exchange offer rules, and subject to the review of the SEC.”
          The November 2, 2005 Press Release stated:
          “Chairman of the Board and Special Committee Robert Franklin said, “Once formal offer documents are received, the Board will be in a position to give Barrick’s proposal further consideration and, in due course, communicate its views to shareholders”. Placer Dome has been informed by its transfer agent that, as of June 30, 2005 and September 30, 2005, U.S. holders own more than 40% of Placer Dome’s outstanding common shares, as calculated under applicable U.S. securities laws. Accordingly, Placer Dome believes that Barrick will not qualify for filing documents relating to the proposed exchange offer with the U.S. Securities and Exchange Commission (SEC) on Form F-8, as Barrick publicly announced it intends to do. Placer Dome believes that any exchange offer by Barrick will be subject to the U.S. exchange offer rules and subject to review by the SEC. Placer Dome is notifying Barrick of this fact.” (Emphasis added).
          The Notes to Rule 14d-1(b) provide that “for purposes of any tender offer, including any exchange offer, otherwise eligible to proceed in accordance with Rule 14d-1(b) under the Act, the issuer of the subject securities will be presumed to be a foreign private issuer and U.S. holders will be presumed to hold less than 40 percent of such outstanding securities, unless
a.	the aggregate trading volume of that class on national securities exchanges in the United States and on NASDAQ exceeded its aggregate trading volume on securities exchanges in Canada and on the Canadian Dealing Network, Inc. (“CDN”) over the 12 calendar month period prior to commencement of this offer, or if commenced in response to a prior offer, over the 12 calendar month period prior to the commencement of the initial offer (based on volume figures published by such exchanges and NASDAQ and CDN);

b.	the most recent annual report or annual information form filed or submitted by the issuer with securities regulators of Ontario, Quebec, British Columbia or Alberta (or, if the issuer of the subject securities is not a reporting issuer in any of such provinces, with any other Canadian securities regulator) or with the Commission indicates that U.S. holders hold 40 percent or more of the outstanding subject class of securities; or
c.	the offeror has actual knowledge that the level of U.S. ownership equals or exceeds 40 percent of such securities.”
          At the time of the November 2, 2005 Letter, Barrick was aware that the data used by Placer Dome in compiling their analysis on aggregate trading volume on national securities exchanges in the U.S. versus those in Canada was incorrect. With regard to exception (c), the effect of the November 2, 2005 Letter and the November 2, 2005 Press Release, if accurate, was to rebut the presumption regarding “actual knowledge” and prompted our discussions with the Commission on the appropriate time to measure “knowledge” regarding U.S. holder ownership in the subject securities. As the Staff will recall, our position was and continues to be that, as a matter of the correct construction of the Commission’s rules, knowledge should be measured as of the date of the announcement of an intention to make an offer with such knowledge on such date to be “measured” based upon the parameters set forth in the notes to Rule 14d-1 and Instruction 3 to the Schedule 14D1-F. We also continue to believe that the Staff’s position is questionable policy. Our views on this subject have been strengthened by recent developments.
          Pursuant to the Canadian securities legislation, Barrick received from Placer Dome’s transfer agent on November 10, 2005, a list of addresses of Shareholders for use in mailing the Offer and Circular to Shareholders. On November 25, 2005 Placer Dome’s transfer agent prepared for Barrick a geographic breakdown of the shareholders of Placer Dome as of November 7, 2005. Based on Barrick’s review of that geographic breakdown, Barrick now believes that 38.37% of Placer Dome’s shares were held by U.S. holders as of November 7, 2005. Barrick would be very surprised if, and indeed posits that it is highly unlikely that, the level of U.S. holders’ ownership of Placer Dome’s shares fell between September 30, 2005 and November 7, 2005, particularly since seven days in that period followed the announcement of the bid and ownership by U.S. holders would likely significantly increase from U.S. risk arbitrage activity.
          Based on this new information, Barrick now believes that the November 2, 2005 Letter and the November 2, 2005 Press Release were inaccurate. If Barrick is correct in this conclusion, Placer Dome’s behavior will have had the effect of manipulating the market, investors and the disclosure process generally and the use of the Commission as a regulator in the process.
          That being said, Barrick endeavors to continue to cooperate with the Commission in facilitating our Offer and effective communication with Shareholders. For your convenience, the text of the Staff’s comments is set forth below and is followed by Barrick’s response to such comment. Capitalized terms defined in the Schedule TO and used in the following responses without definition shall have the meanings specified in the Schedule TO.
General
1.	We note that Goldcorp played a significant role in initiating, structuring, and negotiating the tender offer with Barrick Gold Corporation, appears to have some control over some of terms of the tender offer, including, but not limited to any potential increase in offer price, will own assets of the target company, Placer Dome, following the tender offer, and is providing financing for the proposed transaction. Please provide a detailed analysis explaining why Goldcorp has not been identified as a bidder in your Forms 425 or on Schedule TO-T. For a list of factors to be considered in determining the bidders in a tender offer, see the section entitled “Identifying the Bidder in a Tender Offer” in the Division of Corporation Finance’s Current Issues Outline, dated November 14, 2000, available on our website at www.sec.gov. In this regard, please also note that the definition of bidder in Rule 14d-1(g)(2) includes any person “on whose behalf a tender offer is made. . . .” In the alternative, add Goldcorp to an amended Schedule TO-T and confirm that future Form 425 filings will identify Goldcorp as a bidder in this tender offer.
          We have carefully reviewed the definition of “bidder” under Rule 14d-1(g)(2) of the Securities Exchange Act of 1934 and the interpretation of that rule provided in the Division of Corporation Finance’s November 14, 2000 Current Issues Outline (the “Outline”) under Section II.D.1 Mergers and Acquisitions – “Identifying the Bidder in a Tender Offer.” As a result of that review as well as the facts and circumstances of the initiation, structure and negotiation of the Offer, we respectfully believe that Goldcorp should not be identified as a bidder in the Offer.
          Pursuant to Rule 14d-1(g)(2), a “bidder” means a person “who makes a tender offer or on whose behalf a tender offer is made...” The Offer has not been made on Goldcorp’s behalf. The Offer was made on behalf of Barrick and its shareholders. Goldcorp is not acquiring any Placer Dome shares in the Offer, is not paying the consideration following the tendering of any Placer Dome shares and does not in any way control the bidder, Barrick, in connection with the Offer or generally. Furthermore, Goldcorp did not have a role in the determination of the Cash Alternative and Share Alternative election offered to the shareholders of Placer Dome and would not have any decision-making authority in any decision to change the Offer consideration or otherwise amend any of the terms of the Offer. We further refer the Staff to Section 2.1(b) of the Bid Support and Purchase Agreement, dated as of October 30, 2005, between Barrick and Goldcorp (filed as Exhibit 3.2 to the Schedule TO), which states explicitly: “Barrick shall have exclusive control, in its sole discretion, over all matters relating to the Bid, the Second Step Transaction and the Post-Completion Reorganization, including in respect of variations to the Bid, extensions of the Bid, termination or withdrawal of the Bid, determination of conditions of the Bid and satisfaction or waiver of such conditions and take-up of Placer [Dome] Shares under the Bid.”

          A full summary of the Goldcorp Transaction and Goldcorp Agreement is provided in “Background to the Agreement — Goldcorp Agreement” in Section 3 of the Circular and is not repeated here. Below, however, is an analysis of the Goldcorp Transaction in the context of the Outline’s factors for determining whether an entity qualifies as a bidder.
          The Outline sets forth seven factors that the Staff looks to in determining whether an entity falls under the definition of a bidder. Those factors are:
1.	Did the person play a significant role in initiating, structuring, and negotiating the tender offer?

2.	Is the person acting together with the named bidder?

3.	To what extent did or does the person control the terms of the offer?

4.	Is the person providing financing for the tender offer, or playing a primary role in obtaining financing?

5.	Does the person control the named bidder, directly or indirectly?

6.	Did the person form the nominal bidder, or cause it to be formed?, and

7.	Would the person beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company?
          With respect to the first factor, Barrick advises the Staff that (i) Goldcorp did not play a significant role in initiating the Offer, (ii) Goldcorp did not play any role in structuring the Offer and (iii) there have not been any negotiations with Placer Dome to date and, if and when there will be negotiations related to the Offer, Goldcorp will play no role in those negotiations. With respect to the second factor, Barrick advises the Staff that, other than Barrick’s plan to sell certain assets of Placer Dome to Goldcorp following the successful completion of the Offer, in no way are Barrick and Goldcorp acting together with respect to the Offer. With respect to the third factor, Barrick advises the Staff that, as noted above, pursuant to the Bid Support and Purchase Agreement, dated as of October 30, 2005, Barrick has exclusive control over the terms of the Offer. With respect to the fourth factor, Barrick advises the Staff that Goldcorp is not providing any financing for the tender offer or playing a primary role in obtaining the financing. Barrick will fund the cash component of the purchase price for the Shares from its own resources — its pre-existing credit facility and cash and cash equivalents. While Barrick currently expects to use the proceeds generated by the subsequent sale of certain of Placer Dome’s assets to Goldcorp to repay the full amount drawn down under the credit facility in connection with the Offer, the sale of the assets will be after Barrick’s purchase of 100% of the shares of Placer Dome which will be well after completion of the Offer and payment for the purchased Shares. Barrick’s current lenders have no recourse to Goldcorp whether or not the Goldcorp Transaction is consummated. With respect to the fifth and sixth factors, Barrick advises the Staff that, Goldcorp does not control Barrick, directly or indirectly, and Barrick was not formed or caused to be formed by Goldcorp. With respect to the seventh factor, Goldcorp will not beneficially own any of the Placer Dome’s shares purchased by Barrick in the Offer. Following the successfully completion of the Offer, Goldcorp would acquire certain assets of Placer Dome in a subsequent sale pursuant to, as noted above, a separately negotiated agreement between Barrick and Goldcorp, which is subject to its own conditions and financing considerations.
          Further, while not directly relevant to the seven factors set forth in the Outline referred to by the Staff in determining whether an entity falls under the definition of bidder, Barrick further advises the Staff that: (i) Goldcorp did not take any part in preparing the Offer and Circular except to confirm the description of the Goldcorp Transaction; (ii) Goldcorp does not have any right of review, direction or control over public statements regarding the Offer by Barrick; (iii) except for the limited rights in the Bid Support and Purchase Agreement, which rights have not been exercised since the commencement of the Offer, Barrick does not have any right of review, direction or control over public statements regarding the Offer by Goldcorp; (iv) Goldcorp did not have any role in assuring compliance of the Offer with applicable law of any jurisdiction where the Offer is extended; (v) Goldcorp is not viewed as “bidder” under the laws of any other jurisdiction; and (vi) Goldcorp did have any role in the submission of any application for approval of the Offer or acquisition of Placer Dome by Barrick with the appropriate regulatory authorities of any jurisdiction where the Offer is extended.
          While there was some discussion of a joint acquisition by Barrick and Goldcorp of Placer Dome, the Offer is not a joint acquisition. Indeed, it was determined very early on in the process that it was not practicable to proceed with a joint acquisition. The Offer is instead as is said on page 37 of the Offer and Circular, an “offer to purchase Placer Dome and a sale or other conveyance of assets of Placer Dome to Goldcorp if an offer was successfully completed.”
2.	Advise us as to how you complied with Rule 14d-4.
          Barrick has complied with Rule 14d-4, which sets forth the dissemination requirements applicable to tender offers in which consideration consists solely or partially of securities registered under the Securities Act of 1933 (the “Securities Act”), by filing with the Securities and Exchange Commission (the “Commission”) a registration statement on Form F-10 on November 10, 2005, containing all of the required information, including pricing information related to the Offer and by delivering to Shareholders a prospectus that meets the requirements of Section 10(a) of the Securities Act, including a letter of transmittal. Pursuant to Instruction (1) to Rule 14d-4(b), the prospectus was delivered by mail on the date of commencement, November 10, 2005. Specifically, using shareholder lists obtained from Placer Dome, a portion of the prospectuses was mailed on November 10, 2005, additional prospectuses were mailed on November 11, 2005 and the mailing was completed just after 12:00 pm Toronto time on November 12, 2005.

Statements Regarding Forward-Looking Information, page i
3.	Your disclaimer in the last sentence of this section is inconsistent with your obligation to amend the information statement and Schedule TO upon a material change in the information previously disclosed. Please revise or modify.
          Barrick acknowledges the Staff’s comment and respectfully submits that the language referred to was not an attempt to nor do we believe it has the effect of disclaiming Barrick’s obligation to amend the information statement or the Schedule TO as required by applicable law (Canadian, U.S. or otherwise). Instead, the language is intended to provide notice that Barrick did not assume any obligations, outside of those imposed by applicable law, to update such information. Barrick refers the Staff to the language in Section 5 of the Offer on page 30, which states “If, before the Expiry Time, or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or its affiliates unless it is a change in a material fact relating to the Barrick Common Shares), the Offeror will give written notice of such change to the Depositary at its principal office in Toronto, Ontario and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth under “Notice and Delivery” in Section 11 of the Offer, to all registered holders of Shares whose Shares have not been taken up under the Offer at the date of the occurrence of the change, if required by applicable Law. As soon as possible after giving notice of a change in information to the Depositary, the Offeror will make a public announcement and dissemination of the change in information to the extent and in the manner required by applicable Law and extend the Offer to the extent required by applicable Law.”
Summary Term Sheet, page 1
4.	Please remove your qualification of the information in the summary here and on page 6 of this document. This limitation appears to limit reliance by investors on the summary. We view this limitation as inappropriate since the summary is being provided to shareholders in a public disclosure document under the federal securities laws and must describe the most material terms of the proposed transaction. The summary term sheet must provide security holders with sufficient information to understand the essential features and significance of the proposed transaction. Please see Item 1 of Schedule TO and Item 1000 of Regulation M-A. You may continue to urge security holders to read the entirety of the disclosure documents.
          The “Summary Term Sheet” was prepared to comply with the disclosure requirements pursuant to Regulation MA. In order to address your comment, we have removed the language regarding the qualification of the information in the “Summary Term Sheet,” on page 1.

          We respectfully advise the Staff that the “Summary of the Offer” in the Offer and Circular is required by, and has been drafted in accordance with, applicable Canadian securities law requirements, and is not required by Schedule TO. The qualification of the information provided therein is not interpreted by Canadian investors as limiting their reliance on the “Summary of the Offer.”
What are the most important conditions to the offer? Page 2
5.	Please briefly summarize the rights under Placer Dome’s shareholder rights plan that must be invalidated or become otherwise inapplicable to the offer and any proposed second-step transaction and explain how such condition will be satisfied prior to expiration of the offer. You should expand the disclosure of such matters at page 26 as well.
          Barrick acknowledges the Staff’s comment and refers the Staff to the detailed summary of the Shareholder Rights Plan provided in Section 20 of the Circular — “Shareholder Rights Plan.” Consistent with the Staff’s long held view that summary information should be short and not repetitive and highlight the information most relevant to investors, Barrick has not duplicated or summarized the disclosure from Section 20 of the Circular in the Summary Term Sheet. To address the Staff’s comment, we have added in the Amended Schedule TO a cross reference to Section 20 to the discussion of “What are the Most Important Conditions to the Offer?” on page 2.
6.	Please explain, briefly, how the third “most important condition to the offer” will happen before expiration. You state that all government or regulatory approvals, permits or consents or waiting or suspensory periods that are necessary or advisable to complete the offer, any compulsory acquisition or any subsequent acquisition transaction or the Goldcorp Transaction shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated.
          Barrick refers the Staff to “Regulatory Matters” in Section 19 of the Circular, which provides a summary of the principal regulatory approvals required in connection with the Offer. Consistent with the Staff’s long held view that summary information should be short and not repetitive and highlight the information most relevant to investors, Barrick has not duplicated or summarized the disclosure from Section 19 of the Circular in the Summary Term Sheet. To address the Staff’s comment, Barrick has added in the Amended Schedule TO a cross reference to Section 19 at the applicable place on the Summary Term Sheet.
Summary Historical and Unaudited Pro Forma Consolidated Financial Information, page 12
7.	Please revise the presentation of your financial statements, here and at the “Summary Historical and Unaudited Pro Forma Consolidated Financial Information” section at page 47, to disclose the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of Regulation S-K. See

Item 1010(a)(3) of Regulation M-A. Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(a)(3) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(a)(3) of Regulation M-A requires that the company present its ratio of earnings to fixed charges “in a manner consistent with 503(d) of Regulation S-K.” The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.
          Barrick has revised the presentation of financial statements in the Amended Schedule TO to include the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of Regulation S-K.
The Offer, page 19
8.	We note your statement that “Applicable U.S. securities laws do not permit the Offeror to have more than one Take-Up Date as a result of pro rationing of the consideration.” Further, you state that you currently intend to seek such relief as may be required to permit the offeror to take up shares on more than one take up date. Please tell us your plans for seeking such relief.
          We intend to seek relief by sending a formal letter to the Commission requesting such relief, which will include specifically the relief sought and the basis for the request.
Conditions of the Offer, page 26
9.	A number of your offer conditions involve the successful completion of the Goldcorp Transaction, as defined in your offer document, including, but not limited to those conditions labeled (d), (e), (f), (h), and (m). Further, additional conditions, including, but not limited to (i) and (j), require that nothing cause a Goldcorp Material Adverse Effect, as defined with compounded capitalized terms. Please tell us why these conditions are appropriate in this tender offer as it appears that security holders will have no ability to objectively determine whether the condition has been triggered. Assuming that you amend your documents, consistent, with the comment listed above, to include Goldcorp as a bidder in this tender offer, tell us how security holders will then have the ability to objectively determine whether the condition has been triggered. In the conditions where you reference Goldcorp Material Adverse Effect, please amend the condition to include the parameters of the defined term. As currently stated, with compound capitalized terms, the scope of the condition is not easily understood.

          Barrick acknowledges the Staff’s comment and refers the Staff to the discussion in response to Comment 1 regarding Barrick’s conclusion, based upon review of the applicable rule and guidance on the rule and the facts and circumstances surrounding the Offer, that it is not appropriate or required to include Goldcorp as a bidder in the Offer. Barrick respectfully submits to the Staff, consistent with the language of the Staff’s Comment 11, the conditions to the Offer are capable of objective verification.
          Barrick submits to the Staff that the question of whether Shareholders have all the information necessary for full and fair disclosure is distinct from the question of whether a Shareholder can objectively determine whether a condition has failed. With respect to available information and the Staff’s comment on conditions (d), (e) and (f), Barrick respectfully submits that Item 11 of Schedule TO requires that Barrick disclose, if material to a security holder’s decision whether to sell, tender or hold the Shares sought in the Offer, any material legal proceedings relating to the Offer, including the date instituted, the principal parties, and a brief summary of the proceedings and the relief sought and that any information relating to legal proceedings that could give rise to a failure of condition (d), (e) or (f) would be subject to required disclosure. With respect to available information and the Staff’s comment on conditions (h) and (j), Barrick respectfully submits that Barrick will become aware of the facts and circumstances which would give rise to the failure of these conditions at the same time as all Shareholders — upon disclosure of these facts by Placer Dome in compliance with Placer Dome’s general disclosure obligations as a public company. Further, Barrick acknowledges that it has a general obligation pursuant to Schedule TO to disclose all material information to a security holder’s decision whether to sell, tender or hold the Shares sought in the Offer in its possession which is not publicly available and that otherwise non-public information in Barrick’s possession materially relevant to the possible non-satisfaction of a condition would be subject to that obligation. Additionally, Barrick acknowledges its disclosure obligation as noted in Section 5 of the Offer on page 30, which states “If, before the Expiry Time, or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or its affiliates unless it is a change in a material fact relating to the Barrick Common Shares), the Offeror will give written notice of such change to the Depositary at its principal office in Toronto, Ontario and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth under “Notice and Delivery” in Section 11 of the Offer, to all registered holders of Shares whose Shares have not been taken up under the Offer at the date of the occurrence of the change, if required by applicable Law. As soon as possible after giving notice of a change in information to the Depositary, the Offeror will make a public announcement and dissemination of the change in information to the extent and in the manner required by applicable Law and extend the Offer to the extent required by applicable Law.”
          With respect to the Staff’s comment on condition (j), we note that a Goldcorp Material Adverse Effect is defined as an “effect that is, or would reasonably be expected to be, material and adverse to the Goldcorp Assets and Goldcorp Liabilities, taken as a whole, or the operations or prospects of the Goldcorp Assets and Goldcorp Liabilities, taken as a whole” on page 16 of the Offer. The Goldcorp Assets and Goldcorp Liabilities are in turn defined as the assets and liabilities being acquired by Goldcorp in the Goldcorp Transaction. The condition is therefore appropriate for the Offer, as a Goldcorp Material Adverse Effect would be an adverse effect on a significant portion of the assets that Barrick will acquire in its acquisition of Placer Dome. We respectfully note that condition (i) does not refer to a Goldcorp Material Adverse Effect. Barrick respectfully submits to the Staff that the Goldcorp Material Adverse Effect, as with any other defined term used in the conditions or throughout the Offer and Circular, is clear and appropriate and investors have been given appropriate reference guidance through the Offer and Circular.
          Once all material information has been made available to Shareholders with respect to the potential failure or satisfaction of conditions, we do not agree that there is any additional requirement that Shareholders be able to “objectively determine” that a condition has or has not been triggered. No such requirements can be found in the Commission’s rules. Once all material information has been made available to Shareholders with respect to the potential failure or satisfaction of conditions, Barrick has no greater theoretical ability to determine whether the enumerated conditions have or have not been satisfied than any Shareholder. Concepts such as “materiality” and “reasonableness” are by their nature uncertain, yet such concepts have long been used and useful in the drafting of contracts, including tender offer conditions, and even the Commission’s own rules without that use being challenged as inappropriate.
10.	We note your offer condition labeled (m) regarding the determination by the offeror that “None of Placer Dome, any of its affiliates or subsidiaries or any third party has taken or proposed to take any action or has failed to take any action, or disclosed a previously undisclosed action or event . . . which might reduce the expected economic value to the Offeror of the acquisition of Placer Dome or make it inadvisable for the Offeror to proceed with the Offer and/or with the taking up any paying for Shares under the Offer and/or the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction and/or the Goldcorp Transaction. . . ..” (Emphasis added) Please clarify this condition to first describe the parameters of “any third party” and the reduction of “the expected economic value to the Offeror” as applying to the offer. Further, we are concerned that your offer condition is drafted so broadly and generally as to make it difficult to determine whether it has been “triggered” by events as they occur. Please tailor your condition so that the security holders may objectively verify when it has been triggered.
          Barrick hereby supplementally advises the Staff that the discussion and reference to “any third party” is intended to cover all third parties, including governmental agencies or joint venture partners. Barrick believes that the disclosure is sufficient on its face and it is unclear what additional language could more appropriately describe what is intended. Barrick further advises the Staff that it is Barrick’s belief that the parameters regarding the reduction of expected economic value to the Offeror as applying to the Offer are appropriately described in context of the condition and in the broader context of the discussions throughout the Offer and Circular regarding Barrick’s determination of the value of Placer Dome, including in Section 4 of the Circular — “Strategic Rationale”, the consideration proposed in the Offeror and the discussion of the merits of the Offer to Shareholders.
          Barrick further refers the Staff to the discussion in Comment 9 regarding objective determination by security holders as to whether conditions have been triggered.
11.	In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the penultimate paragraph in this section, the phrase “regardless of the circumstances giving rise to any such condition” implies that you may assert an offer condition even when the condition is “triggered” by your own action or inaction. Please revise in accordance with our position.
          We have not made the requested changes in the Amended Schedule TO. We understand the Staff’s position that if conditions to the tender offer are within the bidder’s control, an offer may be illusory and may constitute a fraudulent, deceptive or manipulative practice under Section 14(e) of the Securities Exchange Act of 1934. However, we do not believe that the Offer becomes illusory or violates Section 14(e) as a result of Barrick retaining the right to take into account all circumstances giving rise to a condition, including acts or omissions of Barrick, in determining whether a condition may be asserted.
          There are a variety of types of decisions Barrick may make during the pendency of the Offer that could affect whether or not conditions to the Offer will be satisfied. For example, if a lawsuit were brought seeking that a court enjoin the consummation of the Offer unless Barrick agreed to divest a portion of Placer Dome’s business, condition (e) would not be satisfied unless Barrick so agreed. Barrick’s refusal to agree to such a divestiture could be seen as inaction by Barrick, but does not in any way make the Offer illusory and should not limit Barrick’s right to assert the condition.
12.	As you are aware, all conditions must be satisfied at or before expiration. Please qualify your statement that each foregoing right shall be deemed to be an ongoing right that may be asserted at any time and from time to time, accordingly.
          Barrick respectfully refers the Staff’s attention to the statement on the cover page and pages 8, 9, 26 and 30 of the Offer and Circular, that the Offeror reserves the right to withdraw the Offer and to not take up and pay for any Shares deposited to the Offer unless each of the conditions of the Offer is satisfied or waived by the Offeror at or before the Expiry Time (emphasis added).

Take up of and Payment for Deposited Shares, page 30
13.	We note that you will pay for tendered shares no later than (a) the tenth day after the Expiry Time, and (b) three Business Days after taking up such Shares.” You characterize this as “prompt payment.” Please tell us what consideration was given to whether such timing satisfies the prompt payment requirements of Rule 14e-1(c).
          Barrick refers the Staff to the full disclosure on page 30 of the Offer and Circular, which states: “The Offeror will be obligated to promptly pay for the Shares so taken up, but in any event not later than the earlier of (a) the tenth day after the Expiry Time, and (b) three Business Days after taking up such Shares.” Barrick submits to the Staff that the language on page 30 should not be characterized as implying that the earlier of the tenth day after the Expiry Time and three Business Day is prompt payment. Our formulation, which is compliant with Rule 14e-1(c), is that the “Offeror will be obligated to promptly pay for the Shares so taken up...” The additional language in the sentence regarding the tenth day after Expiry Time and three Business Days is preceded by “but” and not by language which would have the effect of defining prompt payment as the earlier of the tenth day after Expiry Time and three Business Days (i.e. language such as “which means”).
Market Purchases, page 34
14.	In your supplemental response please advise us regarding what types of arrangements or understandings are contemplated by the disclosure in the second paragraph under this heading. In addition, advise us whether or not Barrick Gold or Goldcorp have purchased any shares of Placer Dome since the first public announcement of Barrick Gold’s intended acquisition of Goldcorp. The existing disclosure only addresses Barrick’s intent not to make purchases of Placer Dome’s shares outside the tender offer prior to the expiry time.
          Barrick hereby advises the Staff that Barrick has no present intention to sell Shares taken up and paid for under the Offer. There are no specific arrangements or understandings contemplated by this disclosure. Barrick further advises the Staff that Barrick has not purchased any shares of Placer Dome since the first public announcement of Barrick’s intended acquisition of Placer Dome. For your information, while Goldcorp is not a bidder under the Offer, Goldcorp has also advised us that it has not purchased any shares of Placer Dome since the first public announcement of Barrick’s intended acquisition of Placer Dome. Furthermore, we draw the Staff’s attention to Section 3.3(a)(i) of the Bid Support and Purchase Agreement, dated as of October 30, 2005 (one day prior to Barrick’s announcement of its offer for Placer Dome), between Barrick and Goldcorp (filed as Exhibit 3.2 to the Schedule TO), which prohibits Goldcorp from “any acquisition or offer to acquire beneficial ownership of any equity securities or voting securities of Placer [Dome] or securities convertible into or exchangeable for equity securities or voting securities of Placer [Dome] (or any Affiliate of Placer [Dome]), or any transaction involving or relating to same.”

Documents Incorporated by Reference, page 52
15.	We note your statement that “All material change reports . . . filed by the Offeror . . . after the date of the Circular and before the Expiry Time shall be deemed to be incorporated by reference into the Offer and Circular.” Schedule TO does not permit such “forward” incorporation. Therefore, please amend your disclosure accordingly and ensure that you amend the Schedule TO to specifically reference the reports you wish to incorporate, as they are filed.
          The Offer and Circular must comply with the requirements of Canadian securities laws, which require the forward incorporation of all material change reports filed by the Offeror after the date of the Offer and Circular and before the Expiry Time. Barrick recognizes as a matter of compliance with the requirements of the Schedule TO that it is required to file material change reports, as an amendment to Schedule TO, as they are issued. Barrick has to date and will continue to comply with its obligations to amend the Schedule TO as required.
Source of Funds, page 46
16.	We note that “[t]he Offeror currently expects to use the proceeds generated by the sale of the Goldcorp Assets to Goldcorp as described under “Background to the Offer — Goldcorp Agreement” in Section 3 of the Circular to repay the full amount drawn down under the Credit Facility in connection with the Offer.” State the full amount expected to be drawn down under the credit facility in connection with the offer. Further, state here and at the referenced background section, the total aggregate payment to be received by Goldcorp that will allow you to repay such credit facility.
          Barrick refers the Staff to the disclosure current in Section 8 of the Circular — “Source of Funds,” which states “The maximum amount of cash payable pursuant to the Offer is $1,223,721,097 (based on the number of Shares outstanding on a fully diluted basis on October 21, 2005 as publicly disclosed by Placer Dome). The Offeror intends to avail itself of its Credit Facility (as defined below) to pay such cash component of the purchase price for Shares acquired under the Offer. To the extent that the funds available under the Credit Facility are insufficient to pay such cash component of the purchase price for Shares acquired under the Offer, the Offeror intends to arrange either an increase in the amount available under the Credit Facility or an additional credit facility, of which the Offeror can avail itself to pay the balance of such cash consideration. If such an increase or additional facility cannot be arranged on terms satisfactory to the Offeror, the Offeror will utilize its cash and cash equivalents to pay the balance of such cash consideration.”
          Barrick advises the Staff that the actual amount of cash that will be needed to fund the total cash component of the consideration for the Offer can only be determined upon the completion of the Offer. The maximum amount of cash payable, calculated on the assumption that all Placer Dome shareholders choose the cash election is as noted above, $1,223,721,097. Barrick will, however, be able to determine the actual amount of cash payable to Shareholders at each Take-Up Date. Until all elections have been made, the total amount to be actually drawn under the credit facility can not be known. The current disclosure adequately addresses the actions Barrick will take if the $1 billion available under the credit facility is insufficient to pay the total cash component of the purchase price, as will be determined at the time Shareholders make their elections. To respond to the Staff’s comment, the Amended Schedule TO states, as is provided in other Sections of the Offer and Circular, that Barrick will receive proceeds of approximately $1,350 million upon completion of the Goldcorp Transaction.
Closing Comment
          On behalf of our client, Barrick Gold Corporation, we hereby confirm to you the Offeror’s acknowledgement of the following:
•	the Offeror is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Offeror may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the contents of this letter, please contact me.

Sincerely,
/s/ Richard Hall
Richard Hall

Celeste M. Murphy, Esq.
   Special Counsel
      Office of Mergers and Acquisitions
         U.S. Securities and Exchange Commission
            100 F. Street, N.E.
               Washington, DC 20549-3628

Copy to:
Patrick J. Garver
Sybil E. Veenman
   Barrick Gold Corporation
      BCE Place, Suite 3700
         161 Bay Street, P.O. Box 212
            Toronto, Ontario M5J 2S1
               CANADA
Kevin Thomson
Lisa Damiani
   Davies Ward Phillips & Vineberg LLP
      1 First Canadian Place, 44th Floor
         Toronto, Ontario M5X 1B1
            CANADA